Exhibit 99.1

Kenon Announces Extraordinary General Meeting Results and Payment of Dividend to Shareholders

Singapore, October 21, 2020. Kenon Holdings Ltd. ("Kenon") (NYSE: KEN, TASE: KEN) announces that on October 21, 2020, Kenon Holdings Ltd. (“Kenon”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) for the purposes of voting on the proposal set forth below:

•	Declaration of a special cash dividend of $2.23 per ordinary share for the financial year ended December 31, 2019 (the “Dividend”).

A quorum was present for the Extraordinary General Meeting and Kenon is pleased to announce that the proposal was duly approved by Kenon’s shareholders at the Extraordinary General Meeting.

The Dividend will be payable to Kenon's shareholders of record as of the close of trading on November 3, 2020 (the "Record Date") and will be paid on or about November 10, 2020 (the "Payment Date"). Following Kenon’s payment of the Dividend, Kenon will retain cash of approximately $36 million.

The Dividend is consistent with our strategy of realizing the value of our businesses for our shareholders.

Additional Information about the Dividend

The New York Stock Exchange's (the "NYSE") ex-dividend date, which is the date on which Kenon's shares will begin trading on the NYSE without the entitlement to the Dividend, is November 2, 2020 (the "NYSE Ex-Dividend Date"). The NYSE’s systems will adjust the price of Kenon's shares on the NYSE Ex-Dividend Date to reflect the completion of the Dividend.

The Tel Aviv Stock Exchange's ("TASE") ex-dividend date, which is the date on which Kenon's shares will begin trading on the TASE without the entitlement to the Dividend, is November 3, 2020 (the "TASE Ex-Dividend Date"). The TASE will manually adjust the price of Kenon's shares on the TASE Ex-Dividend date to reflect the completion of the Dividend.

We encourage you to contact your bank, broker, nominee or other institution if you have any questions regarding the mechanics and timing of having the proceeds of the Dividend attributable to your shares credited to your account.

Singapore tax is not expected to be imposed on Kenon's shareholders in connection with the Dividend. Nevertheless, the Dividend may constitute a taxable event to Kenon's shareholders according to their jurisdiction and the local tax law applicable (including for the purpose of withholding tax in accordance with applicable law and/or regulation), unless a specific exemption is available. Kenon's shareholders should consult their tax advisors with respect to the federal, state, and/or any other local tax consequences of the Dividend, and the potential imposition of withholding taxes in connection with the Dividend.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Dividend, the Payment Date, Record Date, the NYSE and TASE ex-dividend dates, and the crediting of accounts with the Dividend, as well as the amount of cash to be retained by Kenon following the Dividend, statements about Kenon’s strategy and statements about the expected Singapore tax treatment of the Dividend. These statements are based on Kenon's management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risks relating to payment of the Dividend and that the amounts retained by Kenon are not sufficient to meet its cash needs, statements relating to the expected tax treatment of the Dividend in Singapore and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.